

April 28, 2015

<u>Via E-mail</u>
Mr. Robert J. McMullan
Senior Vice President and Chief Financial Officer
M/A-COM Technology Solutions Holdings, Inc.
100 Chelmsford Street,
Lowell, Massachusetts 01851

> **RE:** **M/A-COM Technology Solutions Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended October 3, 2014**
> **Filed December 9, 2014**
> **Form 10-Q for the quarterly period ended January 2, 2015**
> **Filed February 2, 2015**
> **File No. 001-35451**

Dear Mr. McMullan:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 3, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 46

Liquidity and Capital Resources, page 57

1.      To better explain cash flows from operations, in future filings please revise to discuss the reasons for significant changes to the components of working capital – i.e., individually significant changes in line items.  Please note any trends that might develop and to the extent possible, the effect they might have on your future capital needs.

Form 10-Q for the Quarterly Period Ended January 2, 2015

Note 1. Description of Business, Basis of Presentation and Accounting, Page 6

Revenue Recognition, page 7

3.      We note that the company changed its method of accounting for distributor related sales and revenues from the sell through method to the sell-in method.  In this regard, please provide the following and cite the applicable accounting literature:

    • Noting that the price protection provisions are based on potential future changes in the pricing of your products, please clarify for us what new information you were able to obtain that led you to the conclusion that you were able to estimate such changes.
    • Clarify if the $15.1 million one-time increase was all recorded as deferred revenue as of October 3, 2014.  If so, please also clarify the amount of revenue recognized in the quarter ended January 2, 2015 that would previously have been deferred under your prior revenue accounting policy.
    • For the quarter ended January 2, 2015, please tell us what percentage of total revenue relates to sales to distributors that correspond to the change in revenue recognition from the sell through method to the sell-in method.
    • We note that you recognized a reserve of $5.5 million on gross distributor sales of $20.6 million during the period.  Please explain to us in greater detail why this reserve is so high relative to the gross revenue.
    • Revise future filings to include a more specific discussion regarding the critical accounting policies for the significant judgment involved and the potential variability of these estimates, specifically the factors resulting in making the reserve so high relative to gross distributor sell through revenue.  Supplement this discussion with details of the changes in the reserve account, if material to an investor's understanding of the estimates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at (202) 551-3618 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Lynn Dicker for

Martin James
Senior Assistant
Chief Accountant